REALPAGE, INC.
2201 Lakeside Boulevard
Richardson, Texas 75082

October 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant
Melissa Kindelan, Staff Accountant

Re:        RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34846

Ladies and Gentlemen:

On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2016 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 29, 2016 (File No. 001-34846).
In this letter, we have recited the comments from the Staff letter in italicized, bold type and followed each comment with the Company’s response.
Notes to Consolidated Financial Statements
Note 8. Stock-based Compensation
Stock Option Awards, page 91

1.
You disclose on page 92 that you arrive at a volatility rate after considering your expected and historical volatility rates and the volatility rates of publically traded peers. As the company has been a public company since 2010, please tell us why you believe this methodology is appropriate. In this regard, tell us what your estimated expected volatility would have been for each year presented if you only considered the company’s expected and historical volatility rates and not the volatility rates of your peers. Further, explain why you did not use these company only rates in estimating the fair value of your stock options for those respective periods. Lastly, tell us when you no longer intend to consider the volatility rates of publically traded peers in this estimate. We refer you to ASC 718-10-55-37 and question 6 in SAB Topic 14.D.1.

Management’s response:
The Company uses the Black-Scholes-Merton option-pricing model to calculate the fair value of stock options granted. Inputs into this option-pricing model include the exercise price of the option, the expected term of the option, the current price of the underlying share, the expected volatility of the price of the underlying share, the expected dividends on the underlying share, and the risk-free interest rate for the expected term of the option. The Company generally begins its estimation of the expected volatility rate by analyzing historical realized volatility. ASC 718-10-55-37(a) indicates that historical realized volatility should be measured over a period commensurate with the expected term of the option. As noted by the Staff, the Company became public in August 2010. Until the second quarter of 2015, the longest period of Company-specific historical trading information available as of each grant date was shorter than the expected term of the stock options granted as of such date. To compensate for the limitation in Company-specific historical data, the Company derived a historical volatility rate that considered both Company-specific volatility and the volatility of a group of the Company’s publically traded peers (the “Peer Group”).
As noted above, the historical volatility rate used in the Company’s analysis was a combination of Company-specific and Peer Group volatilities. The weighting of Company-specific volatility versus that of the Peer Group was determined separately for each stock option grant by comparing the longest period of historical trading information available for the Company’s shares to the expected term of the granted option. Thus, as a longer period of Company-specific historical trading information became available over time, the Company reduced the weight placed on the Peer Group volatility. Beginning in the second quarter of 2015, the period of Company-specific historical trading information available exceeded the expected term of the stock options granted, at which point the Company no longer considered the Peer Group’s volatility in calculating historical volatility.
Use of the volatility of similar entities by newly public entities is permitted by ASC 718-10-55-37(c). Additionally, in SAB Topic 14.D.1, the Staff stated that it would not object to a public entity basing its estimate of expected volatility on the volatility of similar entities for those periods for which it does not have sufficient information available. While the Company acknowledges that the Staff noted that it believes at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility, the Company believes that the methodology it applied is consistent with the intent of the guidance contained in ASC 718-10-55 and resulted in a reasonable estimate of the fair value of the stock options granted. Furthermore, as shown in the following table, the differences in the expected volatility rates used by the Company and the volatility rates that would have been used had only Company-specific data been considered are not significant.

	2015	2014	2013
Weighted-average estimated expected volatility rate, actual utilized rate	42.3%	42.8%	48.5%
Weighted-average estimated expected volatility rate, considering only the Company’s expected and historical volatility rates	42.6%	44.0%	44.3%
Had the Company used only Company-specific volatility in its option pricing model during 2015, 2014 and 2013, net loss for each of the years ended December 31, 2015 and 2014 would have been reduced by approximately $200,000, and net income for the year ended December 31, 2013 would have been increased by approximately $200,000. Earnings per share and diluted earnings per share for each of the three years would have been unchanged from the amounts originally reported.
Based on the information presented above, the Company has concluded that the methodology it applied was appropriate and that the use of a volatility rate based on a blend of Company-specific and

Peer Group volatility factors produced results that were not materially different than the results that would have been produced had only Company-specific volatility been used in the calculation of option values and related period expense. As noted in the description of the Company’s methodology above, in the second quarter of 2015, the Company began to use only Company-specific data to estimate the expected volatility rate and to no longer use Peer Group volatility. The Company will revise its disclosure in future filings to reflect the use of only Company-specific data since such date.
Note 9. Commitments and Contingencies
Litigation, page 95

2.
You disclose specific litigation and investigation matters and state that you have accrued amounts for estimated settlement losses related to legal matters as of December 31, 2015. With regards to both the matters disclosed as well as any other litigation matters in which you are involved, please tell us and disclose in future filings whether you believe there is a reasonable possibility that losses or losses exceeding amounts already recognized may have been incurred and if so, disclose the estimated losses or additional losses or range of losses, or state, if true, that such an estimate cannot be made. We refer you to ASC 450-20-50 paragraphs 3 through 5. Also, in future filings ensure you include your policy disclosure for accounting for litigation contingencies as described in your response letter dated July 18, 2012 and as included in previous filings.

Management’s response:
Pursuant to ASC 450-20-50, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts. The Company regularly evaluates the status of the litigation and investigation matters in which it is involved to evaluate whether accruals are appropriate under ASC 450-20-25, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50. The primary factors considered in assessing the likelihood of a loss with respect to litigation and investigation matters include the status of the matters, the nature of the claims asserted in such matters, and the strength of the potential defenses available to the Company based on its understanding of the relevant facts, legal theories, and judicial precedents.
Based on the analysis performed in conjunction with the preparation of the Company’s financial statements contained in the Company’s Form 10-K for the year ended December 31, 2015, the Company concluded that there was not a reasonable possibility that a material loss in excess of amounts already recognized existed. In future filings, the Company will include a statement, similar to the statement below, in Note 9 Commitments and Contingencies when a similar conclusion is reached.
“The Company does not believe there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred as of the date of the balance sheets presented herein.”
Should the Company’s analysis result in a conclusion that it is reasonably possible that losses or losses exceeding amounts already recognized may have been incurred, the Company will modify Note 9 Commitments and Contingencies to incorporate the disclosures required by the applicable sections of the codification.
In future filings, the Company also will ensure that it includes the policy disclosure for accounting for litigation contingencies as described in its response letter dated July 31, 2012, and which is repeated below:

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“We review the status of each matter and record a provision for a liability when we consider that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred. If there is a reasonable possibility that a material loss (or additional material loss in excess of any accrual) may be incurred, the Company discloses an estimate of the amount of loss or range of losses, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate of loss cannot be made.”
*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3770 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/s/ W. Bryan Hill
W. Bryan Hill
Executive Vice President, Chief Financial Officer and Treasurer

cc: David G. Monk, RealPage, Inc.

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